Filed # C8905-01

August 9, 2001

In the office of

  Dean Heller

Secretary of State

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPRIAOTN

(Pursuant to NRC 78.385 and 78.390—After Issuance of Stock)

REMIT IN DUPLICATE

APO HEALTH, INC.  –(C8905-1997)

Peter Steil, President and Director; Kenneth Leventhal, Secretary, Treasurer and Director; and Dr. Jan Stahl, Director hereby certify that:

1.   They constitute 100% of the officers and directors of APO Health, Inc. (a Nevada corporation);

2.   The original Articles were filed in the Office of the Secretary of State on April 28, 1997;

3.   They adopt the following amendment to the Articles of INcorporation.

That the number of shares that this corporation is authorized to have outstanding at any time is 125 million shares at $0.0002 per share par value.  Any and all shares issued by the corporation , the fixed consideration for which ahs been paid or delivered shall be deemed fully paid shares and not liable for any further call or assessment thereon, and the holders of such shares shall not be liable for a any further assessments.

4.   The vote by which the stock holders holding shares in the corporation entitling them to exercise at least a majority of the voting power or such greater portion of the voting power as may be required in the case of a vote by classes or series or as may be required by the provisions of the Articles of Incorporation have voted in favor of this amendment is ninety (90) percent.

Dated this 6th day of August, 2001.

_/s/ Peter Steil___________

Peter Steil

President and Director

  /s/Kenneth Leventhal

                                                 Kenneth Leventhal

Secretary, Treasurer and Director

/s/  Dr. Jan Stahl

Dr. Jan Stahl

Director